

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Via E-mail

Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001

>   **Re: Apartment Investment & Management Company**
>   **Preliminary Solicitation Statement on Schedule 14A**
>   **Filed October 9, 2020 by Apartment Investment and Management Company**
>   **File No. 001-13232**

Dear Mr. Coco:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the referenced filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

PREC14A Filed October 9, 2020
Background of the Solicitation, page 1

1. We acknowledge your disclosure that the spin-off was developed as a result of a review by Aimco's board and management, working with outside advisors. With a view toward providing stockholders with additional context regarding Aimco's planned spin-off, please discuss whether any other specific transactions were contemplated by the board and management and expand your description of the background events leading up to the plan to separate Aimco's businesses.

The Special Meeting Request Procedure
Effect of WHITE Revocation Card, page 5

2. Refer to your disclosure at the bottom of page 5 that "[a]ny WHITE Revocation Card may itself be revoked by marking, signing, dating and delivering a written revocation of your WHITE Revocation Card to the Company or by delivering to Land & Buildings a subsequently dated GOLD Written Request Card…" Please clarify that a stockholder's submission to you of a written revocation of the stockholder's white card will not have the effect of supporting Land & Buildings' call for a special meeting. Rather, a stockholder who first submits a white revocation card and later wishes to support the call for a special meeting can do so only by submitting a subsequently dated gold card to Land & Buildings.

Form of Revocation of Written Request

3. Clarify the effect under applicable state law of submitting an executed revocation of written request but one marked "no, do not revoke my request." If a stockholder has already submitted a gold card to Land & Buildings, disclose whether there is a risk that the execution of a subsequently dated white revocation card could be counted as a revocation regardless of the box selected. Additionally, revise the revocation solicitation statement to explain the anticipated treatment under state law of executed consent revocations when the "no, do not revoke my request" box has been selected. For example, affirmatively state, if true, that an earlier-executed consent given to Land & Buildings will be affirmed.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions